SEC File No. 70-10122




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS



                                FirstEnergy Corp.

-------------------------------------
                                     :
In the matter of                     :
FirstEnergy Corp.                    :      Certificate Pursuant
                                     :      to Rule 24 of Partial
                                     :      Completion of
                                     :      Transactions
                                     :
SEC File No. 70-10122                :
(Public Utility Holding Company Act  :
of 1935)                             :
-------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

        The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as filed in SEC File No. 70-10122 have been carried out in accordance with the Commission's Orders dated June 30, 2003 as follows:

1. Balance Sheets and Income Statements for the FirstEnergy Nonutility Holding Company and its consolidated Subsidiaries for the quarter ended September 30, 2003 are attached as following exhibits:

        Exhibit
        -------
        1-1 Consolidated Balance Sheet and Income Statement of FirstEnergy Ventures Corp.
        1-2 Consolidated Balance Sheet and Income Statement of FirstEnergy Facilities Services Group, LLC.
        1-3 Balance Sheet and Income Statement of OES Ventures, Inc. - filed pursuant to request for confidential treatment.
        1-4 Balance Sheet and Income Statement of Centerior Communications Holdings, Inc. - filed pursuant to request for confidential treatment.
        1-5 Consolidated Balance Sheet and Income Statement of E-L Enterprises, Inc. - filed pursuant to request for confidential treatment.
        1-6 Consolidated Balance Sheet and Income Statement of MARBEL HoldCo, Inc. - filed pursuant to request for confidential treatment.

        Balance Sheet and Income Statement of GPU Diversified Holdings LLC are reported on Form U-9C-3.

2. During the period July 1, 2003 through September 30, 2003, there was no Development Activity. Investments made during the third quarter 2003 are as follows:

        Category                               Investment
        --------                               ----------
                                             (In Thousands $)

        Energy Related Company                   $400

3. During the third quarter of 2003, there were no guarantees made on behalf of other direct or indirect Subsidiaries of the FirstEnergy Nonutility Holding Companies.

4. During the third quarter of 2003, there were no services obtained by the FirstEnergy Nonutility Holding Companies, or any direct or indirect Subsidiary of the Nonutility Holding Companies from the Utility Subsidiaries.

5. A chart of the nonutility businesses, financing subsidiaries and nonsystem securities in which FirstEnergy and its subsidiaries are engaged in or have investments in of 10% or greater are identified below:


                                                                      Type of
                                                                      Type of
Name of Company                                                      Subsidiary           % Ownership
---------------                                                      ----------           -----------

American Transmission Systems, Incorporated (ATSI)                       US                   100
Centerior Service Company (Inactive)                                                          100
FE Acquisition Corp. (Inactive)                                          NUHC                 100
   Mid-Atlantic Energy Development Co. (Inactive)                                             100
FE Holdings, L.L.C. (Inactive)                                                                  -
FELHC, Inc.                                                              ERC                  100
First Communications, LLC                                                ETC                  65
FirstEnergy Facilities Services Group, LLC (FEFSG)                       NUHC                 100
   Ancoma, Inc.                                                          ERC                  100
   Dunbar Mechanical, Inc.                                               ERC                  100
   Edwards Electrical & Mechanical, Inc.                                 ERC                  100
   Elliott-Lewis Corporation                                             ERC                  100
      A.A. Duckett, Inc.                                                 ERC                  100
      E-L Enterprises, Inc.                                              NUHC                 100
        Modern Air Conditioning, Inc.                                    ERC                  100
          Airdex Air Conditioning Corporation                            ERC                  100
        R.L. Anderson, Inc.                                              ERC                  100
      Sautter Crane Rental, Inc.                                         ERC                  100
   The Hattenbach Company                                                ERC                  100
   L.H. Cranston and Sons, Inc.                                          ERC                  100
   Roth Bros., Inc.                                                      ERC                  100
   R.P.C. Mechanical, Inc.                                               ERC                  100
   Spectrum Controls Systems                                             ERC                  100
FirstEnergy Nuclear Operating Company (FENOC)                            ERC                  100
FirstEnergy Properties, Inc. (FirstEnergy Properties)                    RES                  100
   BSG Properties, Inc. (Inactive)                                       RES                  100
FirstEnergy Securities Transfer Company                                  FS                   100
FirstEnergy Service Company (FECO)                                       ERC                  100
FirstEnergy Solutions Corp. (FES)                                        ERC                  100
   FirstEnergy Generation Corp. (GenCo)                                  EWG                  100
   FirstEnergy Engineering, Inc.                                         ERC                  100
FirstEnergy Ventures Corp. (FirstEnergy Ventures)                        NUHC                 100
   Advanced Technologies Development Corp.                               ETC                  100
   Bay Shore Power Company                                               ERC                  100
   Centerior Communications Holdings, Inc.                               NUHC                 100
      Fiber Venture Equity, Inc. (Inactive)                              ETC                  100
      AFN Finance Company No. 3, LLC                                     ETC                  100
   Centerior Energy Services, Inc.                                       ERC                  100
   Centerior Power Enterprises, Inc. (Inactive)                                               100
   Engineered Processes, Ltd.                                            ERC                  50
   Eastroc Technologies, LLC                                             ERC                  50
   FirstEnergy Telecommunications Corp.                                  ETC                  100
   Warrenton River Terminal, Ltd.                                        ERC                  100

                                       2

                                                                      Type of
Name of Company                                                      Subsidiary           % Ownership
---------------                                                      ----------           -----------

GPU Capital, Inc. (GPU Capital)                                          FUCO                 100
   GPU Electric, Inc. (GPU Electric)                                     FUCO                 100
     GPU Argentina Services S.R.L.                                       FUCO                 100
     EI UK Holdings, Inc.                                                FUCO                 100
         Aquila Sterling Holdings LLC                                    FUCO                 20.1*
         Aquila Sterling LTD                                             FUCO                 100
            Avon Energy Partners Holdings                                FUCO                 100
                Midlands Electricity plc                                 FUCO                 100
GPU Diversified Holdings LLC (GPUDH)                                     NUHC                 100
   GPU Solar, Inc.                                                       ERC                  50
   GPU EnerTech Holdings, Inc.                                           ERC                  100
   GPU Distributed Power, Inc.                                           ERC                  100
GPU Nuclear, Inc. (GPUN)                                                 ERC                  100
   Private Fuel Storage LLC                                              ERC                  10.1
GPU Power, Inc. (GPU Power)                                              EWG                  100
   Barranquilla Lease Holding, Inc.                                      EWG                  100
     Los Amigos Leasing Company, Ltd.                                    EWG                  100
   EI Barranquilla, Inc.                                                 EWG                  100
     Termobarranquilla, S.A.                                             EWG                  28.67
   EI Canada Holding Limited                                             EWG                  100
     EI Services Canada Limited                                          EWG                  100
     EI Brooklyn Power Limited                                           EWG                  100
       EI Brooklyn Investments Limited                                   EWG                  100
   EI International                                                      EWG                  100
     GPUI Colombia, Ltda.                                                EWG                  100
   GPU Power Philippines, Inc.                                           EWG                  100
     Magellan Utilities Development Corporation                          EWG                  40
   Guaracachi America, Inc.                                              EWG                  100
     Empresa Guaracachi S.A.                                             EWG                  50
   International Power Advisors, Inc.                                    EWG                  100
   NCP Ada Power, Inc. (Inactive)**                                      EWG                  100
   NCP Energy, Inc.**                                                    EWG                  100
   Syracuse Orange Partners LP                                           EWG                    -
GPU Telcom Services, Inc. (GPU Telcom)                                   ETC                  100
Jersey Central Power & Light Company (JCP&L)                             US                   100
   JCP&L Transition Funding, LLC                                         FS                   100
   Saxton Nuclear Experimental Corporation                               ERC                  44
MARBEL Energy Corporation (MARBEL)                                       ERC                  100
   Marbel HoldCo, Inc.                                                   NUHC                 100
     Great Lakes Energy Partners, LLC                                    ERC                  50
Metropolitan Edison Company (Met-Ed)                                     US                   100
   Met-Ed Preferred Capital II, Inc.                                     FS                   100
     Met-Ed Capital II, L.P.                                             FS                   100
       Met-Ed Capital Trust                                              FS                   100
   Saxton Nuclear Experimental Corporation                               ERC                  32
   York Haven Power Company                                              US                   100

                                       3

                                                                       Type of
Name of Company                                                      Subsidiary           % Ownership

MYR Group Inc. (MYR)                                                     ERC                  100
   The L. E. Myers Company                                               ERC                  100
   Hawkeye Construction, Inc.                                            ERC                  100
   MYRcom, Inc.                                                          ERC                  100
   MYRpower, Inc.                                                        ERC                  100
   Great Southwestern Construction, Inc.                                 ERC                  100
   Harlan Electric Company                                               ERC                  100
     Sturgeon Electric Company, Inc.                                     ERC                  100
     ComTel Technology, Inc.                                             ERC                  100
   Power Piping Company                                                  ERC                  100
   D.W.Close Company, Inc.                                               ERC                  100
Pennsylvania Electric Company (Penelec)                                  US                   100
   Nineveh Water Company                                                 ERC                  100
   Penelec Preferred Capital II, Inc.                                    FS                   100
     Penelec Capital II, L.P.                                            FS                   100
       Penelec Capital Trust                                             FS                   100
   Saxton Nuclear Experimental Corporation                               ERC                  24
   The Waverly Electric Light and Power Company                          US                   100
Ohio Edison Company (OE)                                                 US                   100
   OES Capital, Inc.                                                     FS                   100
   OES Finance, Inc.                                                     FS                   100
   OES Nuclear, Inc.                                                     FS                   100
   OES Ventures, Inc.                                                    NUHC                 100
   Ohio Edison Financing Trust                                           FS                   100
   Ohio Edison Financing Trust II (Inactive)                             FS                   100
   Pennsylvania Power Company (Penn)                                     US                   100
     Cranberry Square Associates, L.P.                                   RES                  50
   McDonald Corporate Tax Credit Fund Limited Partnership                RES                  12.37
   McDonald Ohio Tax Credit Fund-1996 Limited Partnership                RES                  42.13
   McDonald Ohio Tax Credit Fund-1998 Limited Partnership                RES                  30.94
   Apollo Tax Credit Fund III, L.P.                                      RES                  33.33
   Apollo Tax Credit Fund IX, L.P.                                       RES                  99.99
   Boston Capital Corporate Tax Credit Fund X, L.P.                      RES                  10.93
   Boston Capital Corporate Tax Credit Fund XIV, L.P.                    RES                  14
   Boston Capital Corporate Tax Credit Fund XVII, L.P.                   RES                  99
   Marion Senior Housing Limited Partnership                             RES                  29.21
The Cleveland Electric Illuminating Company (CEI)                        US                   100
   Cleveland Electric Financing Trust I                                  FS                   100
   Centerior Funding Corporation                                         FS                   100
   The Toledo Edison Capital Corporation                                 FS                   10
The Toledo Edison Company (TE)                                           US                   100
   The Toledo Edison Capital Corporation                                 FS                   90
AFN Finance Company No. 1, LLC                                           ETC                  100
Kinetic Ventures I, LLC                                                  ERC                  11.11
Kinetic Ventures II, LLC                                                 ERC                  14.28
PowerSpan Corp.                                                          ERC                  18.63
The Alliance Participants Administrative and Startup
   Activities Company, LLC                                               ERC                  10
UMICO Holdings, Inc. (Inactive)                                                               36

* EI UK Holdings, Inc. owns 50% voting (20.1% economic) interest in Aquila Sterling Holding LLC.

** Denotes Provisional Dissolution - pending tax clearance from the State of Incorporation.

ERC     -    Energy Related Activity
ETC     -    Exempt Telecommunications Company
EWG     -    Exempt Wholesale Generator
FS      -    Financing Subsidiary
FUCO    -    Foreign Utility Company
NUHC    -    Nonutility Holding Company
RES     -    Real Estate
US      -    Utility Subsidiary


6. During the third quarter of 2003, there were no securities (including guarantees) issued by the FirstEnergy Nonutility Holding Companies and each Non-Exempt Subsidiary pursuant to Rule 52 or Rule 45(b), as applicable.

7. During the third quarter of 2003, there were no Anticipatory Hedge transactions entered into by any FirstEnergy Nonutility Holding Company, or any direct or indirect Non-Exempt Subsidiary of the Nonutility Holding Company.

                                    SIGNATURE


        The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                             FIRSTENERGY CORP.



November 24, 2003
                             By:          /s/ Harvey L. Wagner
                                   ------------------------------------
                                              Harvey L. Wagner
                                        Vice President, Controller
                                       and Chief Accounting Officer
                                       (Principal Accounting Officer)